SCHEDULE 13D

CUSIP No. 92210H105	Page 1 of 25

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

(Amendment No. 4)1

Vantiv, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.00001

(Title of Class of Securities)

92210H105

(CUSIP Number)

Jarlyth Hancock Gibson, Compliance Officer 617-951-9400

C/o Advent International Corporation, 75 State Street, 29th Floor

Boston, MA 02109

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 8, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 25 pages)

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 92210H105	Page 2 of 25

1	Name of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Advent International Corporation
2	Check the appropriate box if a member of a group* (a) ☒ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 18,781,147
	8	Shared voting power None
	9	Sole dispositive power 18,781,147
	10	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 18,781,147
12	Check box if the aggregate amount in row (9) excludes certain shares ☐
13	Percent of class represented by amount in Row (9) 12.93%
14	Type of reporting person* CO, IA

SCHEDULE 13D

CUSIP No. 92210H105	Page 3 of 25

1	Name of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Advent International LLC
2	Check the appropriate box if a member of a group* (a) ☒ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6	Citizenship or place of organization Massachusetts
Number of shares beneficially owned by each reporting person with	7	Sole voting power 18,781,147
	8	Shared voting power None
	9	Sole dispositive power 18,781,147
	10	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 18,781,147
12	Check box if the aggregate amount in row (9) excludes certain shares ☐
13	Percent of class represented by amount in Row (9) 12.93%
14	Type of reporting person* PN

SCHEDULE 13D

CUSIP No. 92210H105	Page 4 of 25

1	Name of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) GPE VI GP Limited Partnership
2	Check the appropriate box if a member of a group* (a) ☒ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 14,761,010
	8	Shared voting power None
	9	Sole dispositive power 14,761,010
	10	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 14,761,010
12	Check box if the aggregate amount in row (9) excludes certain shares ☐
13	Percent of class represented by amount in Row (9) 10.16%
14	Type of reporting person* PN

SCHEDULE 13D

CUSIP No. 92210H105	Page 5 of 25

1	Name of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) GPE VI GP (Delaware) Limited Partnership
2	Check the appropriate box if a member of a group* (a) ☒ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 1,650,161
	8	Shared voting power None
	9	Sole dispositive power 1,650,161
	10	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 1,650,161
12	Check box if the aggregate amount in row (9) excludes certain shares ☐
13	Percent of class represented by amount in Row (9) 1.14%
14	Type of reporting person* PN

SCHEDULE 13D

CUSIP No. 92210H105	Page 6 of 25

1	Name of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) GPE VI FT Co-Investment GP Limited Partnership
2	Check the appropriate box if a member of a group* (a) ☒ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 2,058,130
	8	Shared voting power None
	9	Sole dispositive power 2,058,130
	10	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 2,058,130
12	Check box if the aggregate amount in row (9) excludes certain shares ☐
13	Percent of class represented by amount in Row (9) 1.42%
14	Type of reporting person* PN

SCHEDULE 13D

CUSIP No. 92210H105	Page 7 of 25

1	Name of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Advent International GPE VI Limited Partnership
2	Check the appropriate box if a member of a group* (a) ☒ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 7,602,184
	8	Shared voting power None
	9	Sole dispositive power 7,602,184
	10	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 7,602,184
12	Check box if the aggregate amount in row (9) excludes certain shares ☐
13	Percent of class represented by amount in Row (9) 5.23%
14	Type of reporting person* PN

SCHEDULE 13D

CUSIP No. 92210H105	Page 8 of 25

1	Name of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) GPE VI FT Co-Investment Limited Partnership
2	Check the appropriate box if a member of a group* (a) ☒ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 2,058,130
	8	Shared voting power None
	9	Sole dispositive power 2,058,130
	10	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 2,058,130
12	Check box if the aggregate amount in row (9) excludes certain shares ☐
13	Percent of class represented by amount in Row (9) 1.42%
14	Type of reporting person* PN

SCHEDULE 13D

CUSIP No. 92210H105	Page 9 of 25

1	Name of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Advent International GPE VI-A Limited Partnership
2	Check the appropriate box if a member of a group* (a) ☒ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 4,442,204
	8	Shared voting power None
	9	Sole dispositive power 4,442,204
	10	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 4,442,204
12	Check box if the aggregate amount in row (9) excludes certain shares ☐
13	Percent of class represented by amount in Row (9) 3.06%
14	Type of reporting person* PN

SCHEDULE 13D

CUSIP No. 92210H105	Page 10 of 25

1	Name of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Advent International GPE VI-B Limited Partnership
2	Check the appropriate box if a member of a group* (a) ☒ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 384,634
	8	Shared voting power None
	9	Sole dispositive power 384,634
	10	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 384,634
12	Check box if the aggregate amount in row (9) excludes certain shares ☐
13	Percent of class represented by amount in Row (9) 0.26%
14	Type of reporting person* PN

SCHEDULE 13D

CUSIP No. 92210H105	Page 11 of 25

1	Name of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Advent International GPE VI-C Limited Partnership
2	Check the appropriate box if a member of a group* (a) ☒ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 391,793
	8	Shared voting power None
	9	Sole dispositive power 391,793
	10	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 391,793
12	Check box if the aggregate amount in row (9) excludes certain shares ☐
13	Percent of class represented by amount in Row (9) 0.27%
14	Type of reporting person* PN

SCHEDULE 13D

CUSIP No. 92210H105	Page 12 of 25

1	Name of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Advent International GPE VI-D Limited Partnership
2	Check the appropriate box if a member of a group* (a) ☒ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 312,366
	8	Shared voting power None
	9	Sole dispositive power 312,366
	10	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 312,366
12	Check box if the aggregate amount in row (9) excludes certain shares ☐
13	Percent of class represented by amount in Row (9) 0.22%
14	Type of reporting person* PN

SCHEDULE 13D

CUSIP No. 92210H105	Page 13 of 25

1	Name of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Advent International GPE VI-E Limited Partnership
2	Check the appropriate box if a member of a group* (a) ☒ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 946,002
	8	Shared voting power None
	9	Sole dispositive power 946,002
	10	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 946,002
12	Check box if the aggregate amount in row (9) excludes certain shares ☐
13	Percent of class represented by amount in Row (9) 0.65%
14	Type of reporting person* PN

SCHEDULE 13D

CUSIP No. 92210H105	Page 14 of 25

1	Name of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Advent International GPE VI-F Limited Partnership
2	Check the appropriate box if a member of a group* (a) ☒ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 1,430,467
	8	Shared voting power None
	9	Sole dispositive power 1,430,467
	10	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 1,430,467
12	Check box if the aggregate amount in row (9) excludes certain shares ☐
13	Percent of class represented by amount in Row (9) 0.98%
14	Type of reporting person* PN

SCHEDULE 13D

CUSIP No. 92210H105	Page 15 of 25

1	Name of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Advent International GPE VI-G Limited Partnership
2	Check the appropriate box if a member of a group* (a) ☒ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 901,521
	8	Shared voting power None
	9	Sole dispositive power 901,521
	10	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 901,521
12	Check box if the aggregate amount in row (9) excludes certain shares ☐
13	Percent of class represented by amount in Row (9) 0.62%
14	Type of reporting person* PN

SCHEDULE 13D

CUSIP No. 92210H105	Page 16 of 25

1	Name of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Advent Partners GPE VI 2008 Limited Partnership
2	Check the appropriate box if a member of a group* (a) ☒ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 278,421
	8	Shared voting power None
	9	Sole dispositive power 278,421
	10	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 278,421
12	Check box if the aggregate amount in row (9) excludes certain shares ☐
13	Percent of class represented by amount in Row (9) 0.19%
14	Type of reporting person* PN

SCHEDULE 13D

CUSIP No. 92210H105	Page 17 of 25

1	Name of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Advent Partners GPE VI 2009 Limited Partnership
2	Check the appropriate box if a member of a group* (a) ☒ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 8,347
	8	Shared voting power None
	9	Sole dispositive power 8,347
	10	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 8,347
12	Check box if the aggregate amount in row (9) excludes certain shares ☐
13	Percent of class represented by amount in Row (9) 0.01%
14	Type of reporting person* PN

SCHEDULE 13D

CUSIP No. 92210H105	Page 18 of 25

1	Name of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Advent Partners GPE VI-A Limited Partnership
2	Check the appropriate box if a member of a group* (a) ☒ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 25,078
	8	Shared voting power None
	9	Sole dispositive power 25,078
	10	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 25,078
12	Check box if the aggregate amount in row (9) excludes certain shares ☐
13	Percent of class represented by amount in Row (9) 0.02%
14	Type of reporting person* PN

SCHEDULE 13D

CUSIP No. 92210H105	Page 19 of 25

Item 1.	Security and Issuer

This statement on Amendment No.4 to Schedule 13D (“Amendment No.4”) relates to the Reporting Persons’ (as defined in Item 2 below) beneficial ownership interest in the Class A Common Stock, par value $0.00001 per share (the “Class A Common Stock”), of Vantiv, Inc., a Delaware Corporation (the “Issuer”). The address of the principal executive office of the Issuer is 8500 Governor’s Hill Drive, Symmes Township, OH 45249. This Amendment No.4 amends the initial statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on April 2, 2012, Amendment No.1 filed with the Commission on August 9, 2012, Amendment No.2 filed with the Commission on May 16, 2013 and Amendment No.3 filed with the Commission on August 9, 2013. This Amendment No.4 is being filed by the reporting persons to amend Item 5. Terms defined in the schedule 13D are used herein as so defined.

Item 2.	Identity and Background

(a) (b) (c) (f) This statement is being filed by the following entities:

(1) Advent International Corporation, a Delaware corporation;

(2) Advent International LLC, a Massachusetts limited partnership;

(3) GPE VI FT Co-Investment GP Limited Partnership, a Cayman Islands limited partnership;

(4) GPE VI GP (Delaware) Limited Partnership, a Delaware limited partnership;

(5) GPE VI GP Limited Partnership, a Cayman Islands limited partnership;

(6) Advent International GPE VI Limited Partnership, a Cayman Islands limited partnership;

(7) Advent International GPE VI-A Limited Partnership, a Cayman Islands limited partnership;

(8) Advent International GPE VI-B Limited Partnership, a Cayman Islands limited partnership;

(9) Advent International GPE VI-F Limited Partnership, a Cayman Islands limited partnership;

(10) Advent International GPE VI-G Limited Partnership, a Cayman Islands limited partnership;

(11) Advent International GPE VI-C Limited Partnership, a Delaware limited partnership;

(12) Advent International GPE VI-D Limited Partnership, a Delaware limited partnership;

(13) Advent International GPE VI-E Limited Partnership, a Delaware limited partnership;

SCHEDULE 13D

CUSIP No. 92210H105	Page 20 of 25

(14) Advent Partners GPE VI 2008 Limited Partnership, a Delaware limited partnership;

(15) Advent Partners GPE VI 2009 Limited Partnership, a Delaware limited partnership;

(16) Advent Partners GPE VI-A Limited Partnership, a Delaware limited partnership; and

(17) GPE VI FT Co-Investment Limited Partnership, a Cayman Islands limited partnership.

The entities listed in subparagraphs (1) through (17) above are herein collectively referred to as the “Reporting Persons” and individually as a “Reporting Person,” and the entities listed in subparagraphs (6) through (17) above are herein collectively referred to as the “Advent Funds” and individually as an “Advent Fund.”

Advent International Corporation (“AIC”) is a Delaware corporation, and the persons serving as its directors and executive officers are set forth on Schedule A hereto.

SCHEDULE 13D

CUSIP No. 92210H105	Page 21 of 25

Advent International Corporation is the Manager of Advent International LLC (“AI LLC”) which in turn is the General Partner of GPE VI GP Limited Partnership, GPE VI GP (Delaware) Limited Partnership, GPE VI FT Co-Investment GP Limited Partnership, Advent Partners GPE VI 2009 Limited Partnership, Advent Partners GPE VI 2008 Limited Partnership and Advent Partners GPE VI-A Limited Partnership. GPE VI GP Limited Partnership is the General Partner of Advent International GPE VI Limited Partnership, Advent International GPE VI-A Limited Partnership, Advent International GPE VI-B Limited Partnership, Advent International GPE VI-F Limited Partnership and Advent International GPE VI-G Limited Partnership. GPE VI GP (Delaware) Limited Partnership is the General Partner of Advent International GPE VI-C Limited Partnership, Advent International GPE VI-D Limited Partnership and Advent International GPE VI-E Limited Partnership. GPE VI FT Co-Investment GP Limited Partnership is the General Partner of GPE VI FT Co-Investment Limited Partnership. The principal business address of each Reporting Person is c/o Advent International Corporation, 75 State Street, Boston, MA 02109.

The principal business of Advent International Corporation is to operate as an investment advisory firm and to make private equity investments. The principal business of each Reporting Person other than Advent International Corporation, Advent International LLC, GPE VI FT Co-Investment GP Limited Partnership, GPE VI GP (Delaware) Limited Partnership and GPE VI GP Limited Partnership is to provide risk capital for, and make investments in the securities of, privately held and other businesses.

(d) (e) During the last five years, none of the Reporting Persons nor any person listed on Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons nor any person listed on Schedule A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws.

SCHEDULE 13D

CUSIP No. 92210H105	Page 22 of 25

Item 5.	Interest in Securities of the Issuer.

(a) The following table sets forth the aggregate number and percentage of the Common Stock beneficially owned by each Reporting Person named in Item 2 of this statement (based upon 145,254,741 shares of Class A Common Stock outstanding as of October 31, 2013). The aggregate number and percentage of the Class A Common Stock beneficially owned by each Reporting Person is calculated in accordance with Rule 13d-3.

Reporting Person	Number of Shares Beneficially Owned	Percentage of Common Stock Outstanding	Number of Shares Sold in Past 60 Days
Advent International Corporation (1)(2)(3)(4)(5)	18,781,147	12.93%	15,000,000
Advent International LLC (1)(2)(3)(4)	18,781,147	12.93%	15,000,000
GPE VI GP Limited Partnership (1)(2)	14,761,010	10.16%	11,789,223
GPE VI GP (Delaware) Limited Partnership (1)(3)	1,650,161	1.14%	1,317,940

GPE VI FT Co-Investment GP Limited Partnership (1)(4)	2,058,130	1.42%	1,643,773

Advent International GPE VI Limited Partnership (1)(2)	7,602,184	5.23%	6,071,662

GPE VI FT Co-Investment Limited Partnership (1)(4)	2,058,130	1.42%	1,643,773

Advent International GPE VI-A Limited Partnership (1)(2)	4,442,204	3.06%	3,547,869

Advent International GPE VI-B Limited Partnership (1)(2)	384,634	0.26%	307,196

Advent International GPE VI-C Limited Partnership (1)(3)	391,793	0.27%	312,914

Advent International GPE VI-D Limited Partnership (1)(3)	312,366	0.22%	249,479

Advent International GPE VI-E Limited Partnership (1)(3)	946,002	0.65%	755,547

Advent International GPE VI-F Limited Partnership (1)(2)	1,430,467	0.98%	1,142,475

Advent International GPE VI-G Limited Partnership (1)(2)	901,521	0.62%	720,021

Advent Partners GPE VI 2008 Limited Partnership (1)	278,421	0.19%	222,368

Advent Partners GPE VI 2009 Limited Partnership (1)	8,347	0.01%	6,666

Advent Partners GPE VI-A Limited Partnership (1)	25,078	0.02%	20,030

Total Group	18,781,147	12.93%	15,000,000

SCHEDULE 13D

CUSIP No. 92210H105	Page 23 of 25

(1)	Advent International Corporation is the Manager of Advent International LLC (“AI LLC”) which in turn is the General Partner of GPE VI GP Limited Partnership, GPE VI GP (Delaware) Limited Partnership, GPE VI FT Co-Investment GP Limited Partnership, Advent Partners GPE VI 2009 Limited Partnership, Advent Partners GPE VI 2008 Limited Partnership and Advent Partners GPE VI-A Limited Partnership. As such, AIC has the sole power to vote and dispose of the securities owned by the indicated Reporting Persons. The beneficial ownership of AI LLC derives from such power.
(2)	GPE VI GP Limited Partnership is the General Partner of Advent International GPE VI Limited Partnership, Advent International GPE VI-A Limited Partnership, Advent International GPE VI-B Limited Partnership, Advent International GPE VI-F Limited Partnership and Advent International GPE VI-G Limited Partnership. As such, AIC has the sole power to vote and dispose of the securities owned by the indicated Reporting Persons. The beneficial ownership of AI LLC and GPE VI GP Limited Partnership derive from such power.

SCHEDULE 13D

CUSIP No. 92210H105	Page 24 of 25

(3)	GPE VI GP (Delaware) Limited Partnership is the General Partner of Advent International GPE VI-C Limited Partnership, Advent International GPE VI-D Limited Partnership and Advent International GPE VI-E Limited Partnership. As such, AIC has the sole power to vote and dispose of the securities owned by the indicated Reporting Persons. The beneficial ownership of AI LLC and GPE VI GP (Delaware) Limited Partnership derive from such power.
(4)	GPE VI FT Co-Investment GP Limited Partnership is the General Partner of GPE VI FT Co-Investment Limited Partnership. As such, AIC has the sole power to vote and dispose of the securities owned by the indicated Reporting Persons. The beneficial ownership of AI LLC and GPE VI FT Co-Investment GP Limited Partnership, derive from such power.

(b) Each of the Reporting Persons listed in the table set forth above has sole voting and dispositive power over the Common Stock beneficially owned by it as indicated above.

(c) Other than the acquisition of the Securities described in Item 3 above and the sale of the number of shares of Class A Common Stock as set forth in the table included in Item 3 above under the column captioned “Shares Sold in Past 60 Days,” none of the Reporting Persons and the persons set forth on Schedule A and in Item 2(d) hereto has effected any transactions in the Common Stock during the last 60 days.

(d) Except as set forth in this Item 5, no person other than each respective record owner referred to herein of the Securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Securities.

(e) Not applicable.

SCHEDULE 13D

CUSIP No. 92210H105	Page 25 of 25

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 12, 2013

Advent International GPE VI Limited Partnership
Advent International GPE VI-A Limited Partnership
Advent International GPE VI-B Limited Partnership
Advent International GPE VI-F Limited Partnership
Advent International GPE VI-G Limited Partnership
By:	GPE VI GP Limited Partnership, General Partner
By:	Advent International LLC, General Partner
By:	Advent International Corporation, Manager
By:	Jarlyth Hancock Gibson, Compliance Officer*

Advent International GPE VI-C Limited Partnership
Advent International GPE VI-D Limited Partnership
Advent International GPE VI-E Limited Partnership
By:	GPE VI GP (Delaware) Limited Partnership, General Partner
By:	Advent International LLC, General Partner
By:	Advent International Corporation, Manager
By:	Jarlyth Hancock Gibson, Compliance Officer*

Advent Partners GPE VI 2008 Limited Partnership
Advent Partners GPE VI 2009 Limited Partnership
Advent Partners GPE VI-A Limited Partnership
By:	Advent International LLC, General Partner
By:	Advent International Corporation, Manager
By:	Jarlyth Hancock Gibson, Compliance Officer*

GPE VI FT Co-Investment Limited Partnership
By:	GPE VI FT Co-Investment GP Limited Partnership, General Partner
By:	Advent International LLC, General Partner
By:	Advent International Corporation, Manager
By:	Jarlyth Hancock Gibson, Compliance Officer*

GPE VI GP Limited Partnership
GPE VI GP (Delaware) Limited Partnership
GPE VI FT Co-Investment GP Limited Partnership
By:	Advent International LLC, General Partner
By:	Advent International Corporation, Manager
By:	Jarlyth Hancock Gibson, Compliance Officer*

Advent International LLC
By:	Advent International Corporation, Manager
By:	Jarlyth Hancock Gibson, Compliance Officer*

Advent International Corporation
By:	Jarlyth Hancock Gibson, Compliance Officer*

*	For all of the above:

/s/ Jarlyth Hancock Gibson
Jarlyth Hancock Gibson, Compliance Officer